AMBASE CORPORATION
                           100 Putnam Green, 3rd Floor
                            Greenwich, CT 06830-6027







April 16, 2007



Via Edgar Filing                        Via Edgar Filing

Mr. Daniel Gordon, Branch Chief         Ms. Jessica Barberich, Staff Accountant
Division of Corporate Finance           Division of Corporate Finance
U.S. Securities and Exchange Comm.      U.S. Securities and Exchange Commission
100 F Street, NE                        100 F Street, NE
Washington, DC 20545                    Washington, DC 20545


Re:    Staff Comment letter dated April 5, 2007
       AmBase Corporation
       Form 10-K for the year ended December 31, 2006
       Filed March 29, 2007
       File No. 001-07265

Dear Mr. Gordon/Ms. Barberich

The attached correspondence supersedes the correspondence filed with the SEC via EDGAR on April 13, 2007 at 3:22 p.m., accession number 0000020639-07-000008.
This attached correspondence is under the name of Richard A. Bianco, Chairman, President and Chief Executive Officer of AmBase Corporation, the Company representative to which the Staff's correspondence dated April 5, 2007 was originally addressed, and John P. Ferrara, Vice President and Chief Financial Officer of AmBase Corporation.

Thank you.


Sincerely,



/s/ John P. Ferrara
John P. Ferrara
Vice President and Chief Financial Officer